(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q2 2022 FINANCIAL AND OPERATING RESULTS

Vancouver, British Columbia, August 11, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports second quarter ("Q2") operating and financial results for the Company and the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano.  All financial information contained in this release is unaudited and reported in US$.

Asanko Gold Mine Key Metrics (100% basis):

  Production and revised guidance: Gold production of 50,010 ounces during the quarter. Year-to-date production of 92,353 ounces. Full year gold production guidance has been revised from 100,000 to 120,000 ounces to 140,000 to 160,000 ounces.

  Milling performance: Achieved milling throughput of 1.4Mt of ore at a grade of 1.3g/t and metallurgical recovery averaging 84% during the quarter, a significant improvement in recoveries quarter on quarter.

  Cost performance and cash flow: Total cash costs per ounce1  of $1,218 and all-in sustaining costs1 ("AISC") of $1,431/oz during the quarter, resulting in positive cash flows from operations of $34.3 million and free cash flow1 of $25.3 million.

  Financial performance: Reported gold revenue of $84.7 million generated from 46,236 gold ounces sold at an average realized price of $1,832/oz. Reported net income after tax of $15.8 million during the quarter and Adjusted EBITDA1 of $21.1 million.

  Focus on exploration: Deep directional drilling continued at the Nkran deposit aimed at defining the continuity and extension of mineralization below the limits of observed Mineral Resources. The results of this program will be used to evaluate the underground potential of Nkran.  Resource definition drilling continued at Nkran Cut 3 and Miradani to support an updated Mineral Resource model, while exploration drilling also continued at Greater Midras South.

  Culture of Safety: Strong safety performance with no lost-time injuries ("LTI") and 1 total recordable injury ("TRI") recorded during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.11 and 0.33 per million employee hours worked, respectively.  At June 30, 2022, the AGM had achieved 8.2 million employee hours worked without an LTI.

  Improving liquidity: $70.3 million in cash, $8.2 million in gold on hand, $1.4 million in gold sales receivables and no debt as of June 30, 2022.

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1 See "Non-IFRS performance measures"

  Workforce optimization: Continued the process of rationalizing the AGM's workforce. Management expects to realize near-term and sustainable cost savings and a more streamlined and efficient operation over the remaining life of mine as a result of the rationalization.

Galiano Gold Highlights:

  Stable balance sheet: Cash and cash equivalents of $53.0 million and $5.2 million in receivables as at June 30, 2022, while remaining debt-free.

  Earnings: Reported net income of $12.6 million or $0.06 per common share during the quarter.

  Board changes:  Marcel De Groot and Shawn Wallace did not stand for re-election at the Company's Annual General Meeting, and Greg Martin, former CFO of SSR Mining Inc., was elected to the Board of Directors effective June 2, 2022.

“We are pleased with the strong gold production for the quarter which, in combination with higher all-in sustaining margins1, served to significantly improve the cash balance at the AGM. Higher production for the quarter was driven by improved metallurgical recoveries, the Akwasiso pit delivering more tonnes and higher grade than planned and stockpile material performing better than expected,” said Matt Badylak, President and Chief Executive Officer. “As a result of robust year to date production and improved confidence in metallurgical recoveries, we are revising 2022 gold production guidance for the AGM to 140,000 to 160,000 ounces. We continue to advance the metallurgical test work at Esaase with third party results scheduled for delivery by late Q3 2022, and anticipate providing an update to the AGM’s Mineral Resources and Reserves with a new life of mine plan scheduled for Q1 2023.”

Asanko Gold Mine - Summary of Q2 2022 Operational and Financial Results (100% basis)

Asanko Gold Mine (100% basis)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Ore mined ('000t)	675	1,075	1,623	1,464	1,333
Waste mined ('000t)	1,320	5,279	8,752	10,017	9,073
Total mined ('000t)	1,995	6,354	10,375	11,481	10,406
Strip ratio (W:O)	2.0	4.9	5.4	6.8	6.8
Average gold grade mined (g/t)	1.6	1.3	1.2	1.3	1.2
Mining cost ($/t mined)	8.30	4.64	3.75	3.28	3.03
Ore transportation from Esaase ('000 t)	901	1,304	1,264	1,272	1,261
Ore transportation cost ($/t trucked)	6.19	5.82	6.13	5.88	6.20
Ore milled ('000t)	1,406	1,482	1,472	1,542	1,475
Average mill head grade (g/t)	1.3	1.3	1.2	1.1	1.1
Average recovery rate (%)	84	69	91	90	94
Processing cost ($/t milled)	10.40	9.46	10.07	9.68	9.87
G&A cost ($/t milled)	5.40	6.17	5.86	5.78	6.99
Gold production (oz)	50,010	42,343	50,278	49,543	50,421
Gold sales (oz)	46,236	41,929	51,368	48,435	53,348
Average realized gold price ($/oz)	1,832	1,846	1,771	1,758	1,782

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Asanko Gold Mine (100% basis)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Total cash costs[1] ($/oz)	1,218	1,361	1,257	1,273	1,236
All-in sustaining costs[1] ($/oz)	1,431	1,559	1,539	1,598	1,497
All-in sustaining margin[1] ($/oz)	401	287	232	160	285
All-in sustaining margin[1] ($m)	18.5	12.0	11.9	7.8	15.2
Revenue ($m)	84.9	77.5	91.1	85.3	95.2
Income (loss) from mine operations ($m)	16.2	10.6	(8.9)	13.0	18.1
Adjusted net income (loss) after tax [1] ($m)	13.7	7.4	(11.4)	7.7	12.7
Cash provided by operating activities ($m)	34.3	3.9	14.0	26.5	10.8

  The AGM produced 50,010 ounces of gold during the quarter, as the processing plant achieved milling throughput of 1.4Mt of ore processed at a grade of 1.3g/t with metallurgical recovery averaging 84%.  During Q2 2022, significant work took place to optimize the AGM’s plant performance. This included revising the mill feed blend regime, increasing the mass pull in the gravity circuit and adjusting operating parameters and reagent additions in the carbon-in-leach circuit, which assisted in the higher recoveries achieved during the period.

  Sold 46,236 ounces of gold in Q2 2022 at an average realized gold price of $1,832/oz for total revenue of $84.9 million (including $0.2 million of by-product silver revenue), a decrease of $10.3 million from Q2 2021. The decrease in revenue quarter-on-quarter was a function of a 13% reduction in sales volumes, partly offset by a 3% increase in realized gold prices relative to Q2 2021.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $68.6 million in Q2 2022, a decrease of $8.5 million from Q2 2021. The decrease in cost of sales was primarily due to 13% fewer gold ounces sold and a $2.8 million positive net realizable value ("NRV") adjustment on stockpile inventory in Q2 2022.

  Total cash costs per ounce1 were $1,218 in Q2 2022 compared to $1,236 in Q2 2021. Although gold sales volumes decreased by 13% in Q2 2022, total cash costs per ounce1 were largely unchanged from Q2 2021 as a result of lower mining costs resulting from the winding down of operations at Esaase and a positive $2.8 million NRV adjustment on stockpile inventory as mentioned above.  These factors were partly offset by general inflationary pressures on fuel and consumables.  Total cash costs per ounce for Q2 2022 includes approximately $391/oz of historical costs associated with stockpiled ore.

  Income from mine operations for Q2 2022 totaled $16.2 million compared to income from mine operations of $18.1 million in Q2 2021. The reduction in income from mine operations was due to a $10.3 million decrease in revenue, partly offset by an $8.5 million decrease in cost of sales (as described above).

  The AGM generated $34.3 million of cash flows from operating activities during Q2 2022 compared to $10.8 million of cash flows from operating activities during Q2 2021. The increase in cash flows from operations was primarily due to improved AISC margins1, a $17.5 million decrease in working capital requirements and lower labour costs resulting from the restructuring of the AGM's workforce.

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Galiano Gold Inc. - Summary Q2 2022 Financial Results

Galiano Gold Inc. (consolidated)	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Net income (loss) after tax ($m)	12.6	(1.5)	(91.0)	4.1	5.0
Net income (loss) after tax per share	0.06	(0.01)	(0.40)	0.02	0.02
Adjusted net income (loss) [1] ($m)	12.6	(1.5)	(14.5)	4.1	5.0
Adjusted net income (loss) per share[1]	0.06	(0.01)	(0.06)	0.02	0.02

  The Company reported net income after tax of $12.6 million in Q2 2022 compared to net income after tax of $5.0 million in Q2 2021. The increase in earnings during Q2 2022 was due to a $13.2 million positive fair value adjustment on the Company's preferred share investment in the JV and a $1.8 million reduction in corporate general and administrative ("G&A") expenses resulting from a lower headcount.  These factors were partly offset by a $5.7 million reduction in the Company's share of the JV's net earnings from Q2 2021.

  Cash generated by operating activities in Q2 2022 was $2.6 million, compared to cash used in operating activities of $3.1 million in Q2 2021.  The increase in cash generated from operations during Q2 2022 was primarily due to a $4.8 million collection of the Company's JV service fee receivable and lower G&A costs as mentioned above.

  As at June 30, 2022, the Company held cash and cash equivalents of $53.0 million and $5.2 million in receivables for a gross liquidity position of $58.2 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2022 and 2021, which are available at www.galianogold.com and filed on SEDAR.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this press release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano’s Management’s Discussion and Analysis for an explanation of these measures and reconciliations to the Company’s and the JV’s reported financial results in accordance with IFRS.

  Total Cash Costs per ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the JV.  Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue per ounce of gold sold and production royalties of 5%. Excluded from total cash costs are one-time severance charges and net realizable value adjustments on stockpile inventory resulting from lower expected gold recovery recorded in Q4 2021 as the magnitude of such adjustments were not indicative of costs in that period.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service contractors per ounce of gold sold.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

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  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

  Adjusted net (loss) income

The Company has included the non-IFRS performance measures of adjusted net (loss) income and adjusted net (loss) income per common share. Neither adjusted net (loss) income nor adjusted net (loss) income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net (loss) income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

Enquiries:

Todd Romaine

EVP Sustainability and Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-604-416-0088

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the operating plans for the AGM under the JV between the Company and Gold Fields; planned drilling programs and use of the results; the expected positive impact of the workforce restructuring; plans to transition from mining to processing stockpiles (and the benefits that may arise therefrom); advancement of the metallurgical test work at Esaase and timing of scheduled results; and timing of update to Mineral Resources and Reserves and life of mine plan. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying Mineral Resources estimates; the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak; the Company’s ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

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The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral resource estimates may change and may prove to be inaccurate; mineral reserves may not be reinstated; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2022; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company’s business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully reinstate mineral reserves; risks associated with establishing new mining operations; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; non-compliance with public disclosure obligations could have an adverse effect on the Company’s stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company’s reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company’s share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats; the Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and the risk factors described under the heading “Risk Factors” in the Company’s Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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